[AVT, Inc.]

March 3, 2015

Mr. Earnest Greene
Staff Accountant
Securities & Exchange Commission
100 F Street, North East
Washington, D.C. 20549

Re:           AVT, Inc.
Item 4.02 Form 8-K
Filed November 25, 2014
File No. 0-53372

Dear Mr. Greene:

We are in receipt of your letter of comments dated December 1, 2014, in connection with the above referenced matter. The following responds to each of the comments

Comment 1.  We have filed an amended current Report to include the information required by Item 4.02(a) of Form 8-K.

Comment 2.  We have filed an amended current Report to disclose the known restatements.

Comment  3.  We agree to amend our Form 10-K for the fiscal year ended December 31, 2012 to include an audit report as required by Rule 8-01(a) and Rule 2-02(a) of Regulation S-X

Comment 4.  We agree to address the following disclosures in connection with the filing of the restated  and amended 10-K for the year ended December 31, 2012:

•	Compliance with ASC 250-10-50-7
•	Fully updated disclosures including but not limited to:
•	Updated MD &A
•	Selected Financial data and quarterly financial data
•	Updated 9A disclosures
•	Current officer certifications

We acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do hesitate in contacting me.

AVT, Inc.

/s/ James Winsor
___________________________________
By:  James Winsor
Its:  CEO